Exhibit 99.1

THORNBURG MORTGAGE RECEIVES CONSENTS TO EXTEND DEADLINE

FOR SUCCESSFUL COMPLETION OF PREFERRED STOCK TENDER OFFER

Preferred Stock Tender Offer to be completed by September 30, 2008

SANTA FE, N.M. – July 1, 2008 – Thornburg Mortgage, Inc. (NYSE: TMA) announced today that a majority of the participants in the company’s Principal Participation Agreement approved an extension of the deadline to successfully complete the preferred stock tender offer to September 30, 2008. In addition, holders of approximately 93% of the contributions to the Escrow Agreement established to partially satisfy the cash consideration for the tender offer agreed to retain their funds in escrow until the extended deadline. In addition, the Principal Participation Agreement, the Purchase Agreement and the Escrow Agreement the company entered into in connection with the March 31, 2008 financing transaction were amended to reflect the extension of the deadline by which the company must successfully complete the tender offer.

Under the terms of the tender offer, for each share of Thornburg Mortgage Series C, D, E and F Preferred Stock that is validly tendered and accepted upon expiration of the tender offer, the holder will receive $5.00 in cash and 3.5 shares of common stock. Any cash consideration required to be paid in addition to the escrowed amounts will be financed from cash on hand.

Upon the successful completion of the tender offer, the annual interest rate on the company’s Senior Subordinated Secured Notes due 2015 will be lowered from 18% to 12%, resulting in savings of approximately $69 million per year in interest payments until maturity or until the company’s Senior Subordinated Secured Notes are earlier redeemed or repurchased. Additionally, the successful completion of the tender offer and consent solicitation will result in the termination of the Principal Participation Agreement, thereby allowing the company to retain the monthly principal payments on the mortgage backed securities collateralizing its reverse repurchase agreement borrowings once the Override Agreement terminates in March 2009, after deducting payments due under those reverse repurchase agreements.

Thornburg Mortgage is a leading single-family residential mortgage lender focused principally on prime and super-prime borrowers seeking jumbo and super-jumbo adjustable-rate mortgages.

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This press release contains forward-looking statements. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstance due to a number of factors, including but not limited to: the impact of the accounting for the Senior Subordinated Secured Notes financing and the Override Agreement; general economic conditions; ongoing volatility in the mortgage and mortgage-backed securities industry; the company’s ability to meet the ongoing conditions of the Override Agreement; the company’s ability to complete the tender offer for all of its outstanding preferred stock; the company’s ability to raise additional capital; the company’s ability to retain or sell additional assets; market prices for mortgage securities, changes in interest rates, the availability of ARM securities and loans for acquisition and other risk factors discussed in the company’s SEC reports, including its most recent quarterly report on Form 10-Q, annual report on Form 10-K/A, its Proxy Statement for its Annual Meeting held on June 12, 2008 and its Registration Statement on Form S-3 . These forward-looking statements speak only as of the date on which they are made and except as required by law, the company does not intend to update such statements to reflect events or circumstances arising after such date.

SOURCE: Thornburg Mortgage, Inc.

Thornburg Mortgage, Inc., Santa Fe

Investor Relations

505-989-1900

Media contact

Suzanne O’Leary Lopez

505-467-5166

ir@thornburgmortgage.com